June 14, 2007

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wyeth

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 26, 2007

File No. 1-1225

Dear Mr. Rosenberg:

Wyeth (the “Company”) acknowledges receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter from the Staff dated June 1, 2007 (the “Comment Letter”) pertaining to the Company’s 2006 Annual Report on Form 10-K (the “Form 10-K”).

Set forth below is the Company’s response to the Staff’s comments, numbered to correspond to the paragraph number in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K – December 31, 2006

Footnote No. 2. Significant Transactions, page 12

Co-development and Co-commercialization Agreements

1.	Please provide us a revised table of contractual obligations that includes the amount of milestones that are payable under these agreements in the table or provide us proposed disclosure to the table that discuss why they are excluded from the table.

Response:

Our Contractual Obligations table on page 91 of our 2006 Annual Report on Form 10-K includes potential milestone payments related to co-development agreements within the line item Purchase obligations. As discussed in footnote (2) to the table,

Purchase obligations include “…obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.” However, the table does not reflect payments related to co-commercialization milestones, as they are contingent upon product approval. In future filings, we will clarify in a footnote to the table, the nature of milestone payments that are included and excluded from the table.

In order to be responsive to the Staff’s comment, beginning with our 2007 Annual Report on Form 10-K, we will include a separate line item, within the Contractual Obligations table, for Co-development obligations. We have included as Attachment A, a revised Contractual Obligations table that separately identifies Co-development obligations and footnote (3) has been added to provide further details of our co-development and co-commercialization agreements.

Footnote No. 15. Company Data by Segment, page 56

2.	Based on your discussion of revenues provided throughout your management’s discussion and analysis, such as the tables on page 77, it appears that you have several distinct products. Please provide us in disclosure-type format revenues by distinct product or classes of products or explain why this disclosure required by paragraph 37 of SFAS 131 is not warranted in the notes to your financial statements.

Response:

We agree that the Company has several distinct products. However, we believe that all products within their respective operating segments share similar characteristics. For example, under the Pharmaceuticals operating segment essentially all products are prescription medications that are similar in how we manufacture, market and distribute them. Accordingly, they are grouped together as “similar products” as provided by paragraph 37 of SFAS No. 131. However, in order to be responsive to the Staff’s comment, beginning with our 2007 Annual Report on Form 10-K, we will include a table of significant products within our Company Data by Segment footnote. An example of the table of significant products is included as Attachment B.

We appreciate the willingness of the Staff to work with us to achieve the desired compliance with applicable disclosure regulations.

As specifically requested by the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any additional comments or questions.

Very truly yours,

Wyeth

By:	/s/ Paul J. Jones
Paul J. Jones
Vice President - Controller

cc:	Mr. Robert Essner
Chairman and Chief Executive Officer

Mr. Kenneth J. Martin
Chief Financial Officer and Vice Chairman

ATTACHMENT A

Contractual Obligations [Revised]

The following table sets forth our contractual obligations at December 31, 2006:

		Payments Due by Period
(In millions) Contractual Obligations	Total	2007	2008 and 2009	2010 and 2011	Thereafter
Total debt obligations	$9,221.0	$124.2	$315.9	$1,543.0	$7,237.9
Interest payments(1)	6,352.4	571.3	1,108.4	1,025.7	3,647.0

Total debt obligations, including interest payments	15,573.4	695.5	1,424.3	2,568.7	10,884.9
Purchase obligations(2)	1,858.8	980.2	428.6	241.8	208.2
Co-development obligations(3)	1,178.7	174.7	201.1	115.0	687.9
Retirement-related obligations(4)	1,543.9	317.1	645.1	564.5	17.2
Equity purchase obligation(5)	225.0	225.0	—	—	—
Capital commitments(6)	1,336.3	837.1	499.2	—	—
Operating lease obligations	397.0	104.9	141.9	86.4	63.8

Total	$22,113.1	$3,334.5	$3,340.2	$3,576.4	$11,862.0

(1)	Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2006 (6.32%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.
(2)	Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, and media/market research contracts.
(3)	Co-development obligations consist of payments to third parties under research and development contracts, which become due as certain milestones are achieved during the drug development process, up through and including regulatory submission. Payments relating to co-commercialization milestones, which occur upon and after regulatory approval, have not been included in the table.
(4)	This category includes estimated pension and postretirement contributions through 2011. We believe that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2011.

This category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2006 and guaranteed interest to be paid to those individuals through December 2006. All other active employees as of December 31, 2006 are excluded for years subsequent to 2007 since we do not believe we can predict factors such as employee retirement date and elected payout period.

(5)	The equity purchase obligation represents our agreement to buy out the remaining 20% minority interest in 2007 of an affiliate in Japan presently held by Takeda. The purchase price of each buyout is based on a multiple of the entity’s net sales in each of the buyout periods.
(6)	Capital commitments represent management’s commitment for capital spending.

ATTACHMENT B

(In millions) Net Revenue by Major Product and by Segment Year Ended December 31,	2006	2005	2004

Pharmaceuticals
Effexor	$3,722.1	$3,458.8	$3,347.4
Prevnar	1,961.3	1,508.3	1,053.6
Protonix	1,795.0	1,684.9	1,590.6
Enbrel	1,499.6	1,083.7	680.0
Nutrition	1,200.8	1,040.9	943.3
Premarin family	1,050.9	908.9	880.2
Zosyn/Tazocin	972.0	891.6	760.3
Alliance revenue	1,339.2	1,146.5	789.9
Other	3,343.3	3,597.5	3,918.8

Total Pharmaceuticals	$16,884.2	$15,321.1	$13,964.1

Consumer Healthcare	$2,530.2	$2,553.9	$2,557.4

Animal Health	$936.3	$880.8	$836.5

Total Net Revenues	$20,350.7	$18,755.8	$17,358.0